Business Plan for TV-Portal Service of hanarotelecom

1. Expected revenue and subscriber target of TV-Portal service

	2006	2007	2008
Expected revenue	KRW 5 billion	KRW 70~80 billion	KRW 200 billion

Subscriber target	250,000	1 million	1.5 million

• Figures for 2008 are estimated on the assumption that regulations on the IP-TV business will be eased and that a full-fledged IP-TV service will be provided.

2. Basis for the estimates of expected revenue and subscribers

• Expected revenue of TV-Portal service was calculated based on expected monthly fees and the subscriber target that hanarotelecom will likely achieve if the Company undertakes marketing activities mainly targeting its broadband subscribers. The revenue may change depending on the actual number of TV-Portal subscribers.

3. Others

• The above-mentioned information was released during the earnings conference call for 1Q’06 on May 11, 2006.

• The expected revenue and subscriber numbers are forward-looking projections based on the Company’s expectations and are subject to change, depending on market conditions and other factors. Changes in these numbers will be publicly disclosed.